Exhibit 99.4

Control Number:	Number of Shares:	Registered Shareholder:

Eshallgo Inc

No. 37, Haiyi Villa, Lane 97, Songlin Road

Pudong New District

Shanghai, China 200120

PROXY FOR EXTRAORDINARY GENERAL MEETING

Solicited on Behalf of the Board of Directors for the Extraordinary General Meeting
Immediately Following the Meeting of the Holders of the Class B Ordinary Shares

The undersigned hereby appoints Qiwei Miao as proxy with full power of substitution, to represent and to vote as set forth herein all the ordinary shares of Eshallgo Inc which the undersigned is entitled to vote at the Extraordinary General Meeting (the “EGM”) of Shareholders and any adjournments or postponements thereof, as designated below. If no designation is made, the proxy, when properly executed, will be voted “FOR” in Items 1, 2, 3, 4, 5, 6 and 7.

Item 1

By a special resolution, subject to approval by the holders of Class A Ordinary Shares of the Proposal of the Class A Meeting and the holders of Class B Ordinary Shares of the Proposal of the Class B Meeting, to (i) approve the increase of the voting rights attached to each Class B Ordinary Share from fifty (50) votes to four hundred (400) votes on all matters subject to vote at general meetings of the Company, with immediate effect (the “Change of Voting Rights of Class B Ordinary Shares”) and (ii) approve the following amendments of the Company’s existing articles of association to reflect the Change of Voting Rights of Class B Ordinary Shares with immediate effect:

Article 12 of the Company’s existing articles of association be deleted in its entirety and replaced with the following new Article 12:

“Holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all resolutions submitted to a vote by the Members. Each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B Ordinary Share shall entitle the holder thereof to four hundred (400) votes on all matters subject to vote at general meetings of the Company.”

Article 77 of the Company’s existing articles of association be deleted in its entirety and replaced with the following new Article 77:

“Subject to any rights and restrictions for the time being attached to any Share, on a poll every Shareholder Present at the meeting shall have one (1) vote for each Class A Ordinary Share and four hundred (400) votes for each Class B Ordinary Share of which he is the holder.”

(the “Change of Voting Rights of Class B Ordinary Shares and Amendments to Articles 12 and 77”).

☐ For	☐ Against	☐ Abstain

Item 2	By an ordinary resolution, to approve an increase of the Company’s authorized share capital from US$50,000 divided into 31,250,000 ordinary shares of a par value of US$0.0016 each, comprising (i) 28,125,000 class A ordinary shares of a par value of US$0.0016 each and (ii) 3,125,000 class B ordinary shares of a par value of US$0.0016 each, to US$200,000,000 divided into 125,000,000,000 ordinary shares of a par value of US$0.0016 each comprising (i) 112,500,000,000 class A ordinary shares of a par value of US$0.0016 each and (ii) 12,500,000,000 class B ordinary shares of a par value of US$0.0016 each, by the creation of additional 112,471,875,000 Class A Ordinary Shares and 12,496,875,000 Class B Ordinary Shares, with immediate effect (the “Share Capital Increase”).

	☐ For	☐ Against	☐ Abstain

Item 3

By a special resolution, subject to and immediately following the Share Capital Increase being effected, to approve that Clause 7 of the Company’s existing memorandum of association be deleted in its entirety and replaced with the following new Clause 7 with immediate effect:

“The authorised share capital of the Company is US$200,000,000 divided into 125,000,000,000 ordinary shares of a par value of US$0.0016 each comprising (i) 112,500,000,000 class A ordinary shares of a par value of US$0.0016 each and (ii) 12,500,000,000 class B ordinary shares of a par value of US$0.0016 each (however designated) as the board of directors may determine in accordance with Article 9 of the Articles. Subject to the Companies Act and the Articles, the Company shall have power to redeem or purchase any of its Shares and to increase or reduce its authorised share capital and to sub-divide or consolidate the said Shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided.”

(the “Amendment to Clause 7”).

	☐ For	☐ Against	☐ Abstain

Item 4

By a special resolution, to approve that Article 66 of the Company’s existing articles of association be deleted in its entirety and replaced with the following new Article 66 with immediate effect:

“If within half an hour from the time appointed for the meeting a quorum is not Present, the meeting, if convened upon the requisition of Members, shall be dissolved and in any other case it shall stand adjourned to the same day in the next week at the same time and place or to such other time or such other place as the Directors may determine and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting the Members present shall be a quorum.”

(the “Amendment to Article 66”).

	☐ For	☐ Against	☐ Abstain

Item 5	By an ordinary resolution, to (a) implement a new round of share consolidations of the Company’s issued and authorized but unissued class A ordinary shares and class B ordinary shares, at any one time or multiple times during a period of up to two years of the date of the EGM, at the exact consolidation ratio and effective time as the Board may determine from time to time in its absolute discretion, provided that the accumulative consolidation ratio for all such share consolidations (altogether, the “Share Consolidations” and each, a “Share Consolidation”) shall not be more than 4000:1; (b) authorize the Board, at its absolute and sole discretion, to implement one or more Share Consolidations, and determine the exact consolidation ratio and effective date of each of such Share Consolidations during a period of two (2) years of the date of the EGM; (c) authorize the Board to settle as the Board considers expedient any difficulty which arises in relation to the Share Consolidations so that no fractional shares be issued in connection with the Share Consolidations and all fractional shares resulting from the Share Consolidations will be rounded up to the whole number of shares; and (d) if and when deemed advisable by the Board in its sole discretion, to authorize any director or officer of the Company, for and on behalf of the Company, to do all such other acts and things and execute all such documents necessary or desirable to implement the Share Consolidations.

	☐ For	☐ Against	☐ Abstain

Item 6	By an ordinary resolution, to approve that with respect to the matters duly approved under these resolutions at the EGM, (a) each director of the Company be and is hereby authorized severally to do all such acts and things and execute all such documents, which are ancillary to the Change of Voting Rights of Class B Ordinary Shares and Amendments to Articles 12 and 77, the Share Capital Increase, the Amendment to Clause 7, the Amendment to Article 66, the Share Consolidations, and other proposals under the foregoing resolutions, and of administrative nature, on behalf of the Company, including under seal where applicable, as he/she/they consider necessary, desirable or expedient to give effect to the foregoing resolutions; (b) the registered office provider of the Company be and is hereby authorized and instructed to make the necessary filings with the Registrar of Companies in the Cayman Islands in respect of the foregoing resolutions; and (c) the Company’s registered office provider and/or transfer agent be and is hereby instructed severally to cancel the original share certificate(s) (if any), issue new share certificate(s) upon request, and update the register of members of the Company and/or the list(s) of shareholder(s) (as applicable) of the Company in respect of the foregoing resolutions (from (a) to (c), the “General Authorization”).

☐ For	☐ Against	☐ Abstain

Item 7	By an ordinary resolution, to adjourn the EGM to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One to Six (the “Adjournment”).

☐ For	☐ Against	☐ Abstain

In her discretion, the proxy is authorized to vote upon any other matters which may properly come before the EGM or any adjournment or postponement thereof.

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

Dated: ____________________________, 2026

Signature

Signature (Joint Owners)

Please date and sign name exactly as it appears hereon. Executors, administrators, trustees, etc. should so indicate when signing. If the shareholder is a corporation, the full corporate name should be inserted and the proxy signed by an officer of the corporation indicating his/her title

[SEE VOTING INSTRUCTIONS ON REVERSE SIDE]

VOTING INSTRUCTIONS

Please sign, date and mail this Proxy Card promptly to the following address in the enclosed postage-paid envelope:

Proxy Team

Transhare Corporation

Address: 17755 North US Highway 19, Suite # 140, Clearwater FL 33764

Telephone: (303) 662-1112

OR

You may sign, date, scan and email your scanned Proxy Card to Proxy@Transhare.com

OR

You may vote online through the Internet: www.Transhare.com click on Vote Your Proxy Enter Your Control Number:

If you vote your proxy on the Internet, you do not need to mail back, fax or email your Proxy Card.

The Proxy Statement and the form of Proxy Card are available at https://www.transhare.com/pxlogin.

Consent to electronic delivery of proxy material: __________________________(email address).